5777 W. Century Blvd., Suite 360 Los Angeles, CA 90045 Tel: (310) 258-5000 Fax: (310) 645-5880

June 11, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Mr. Stephen Krikorian

Re: CompuMed, Inc.

Form 10-KSB/A for the Fiscal Year Ended September 30, 2008

Filed December 30, 2008

Form 10-Q for the Quarterly Period Ended December 31, 2008

Filed February 17, 2009

File No. 000-14210

Dear Mr. Krikorian:

The Company is responding to comments received from the Securities and Exchange Commission (the “Commission”) in your letter dated May 14,  2009.

Set forth below are the Company’s responses to the Commission’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Commission.

Form 10-KSB/A for the Fiscal Year Ended September 30, 2008

General

Comment 1. We note that your response letter was signed by your outside legal representaive. The representations requested in the closing of our letter dated April 3, 2009 must be signed by the Company’s management. Please provide all three acknowlegdments in the form previously requested.

Response 1. The acknowlegements are provided at the closing of this letter.

Form 10-KSB/A for the Fiscal Year Ended September 30, 2008

Item 6. Management’s discussion and Analysis or Plan of Operation

Financial Condition, Liquidity and Capital Resources, page 16

Comment 2. We note your proposed disclosures provided in response to prior comment number 1; however, these disclosures do not appear to address the concerns raised in our prior comment. In this regard, we note that your discussion of cash flows from operating activities should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, your disclosures should include a discussion explaining the changes in your accounts receivable and accounts payable balances. Refer to Section IV.B.1 of SEC Release 33-8350.

Response 2:We will amend the Form 10-KSB/A to include the net change of cash used in operating activities for the four quarters in fiscal 2008 and we will also include similar changes to our interim filings on Form 10-Q, prospectively, beginning with the interim filing for the quarterly period ending June 30, 2009. The proposed changes are in italics.

Operations:

A portion of the Company’s available capital is currently invested in money market accounts. As of September 30, 2008, the Company’s investments in marketable securities were valued at $137,000. The Company had $70,000 of realized loss and  $24,000 of realized gain in the fiscal years ended September 30, 2008 and 2007, respectively. As for unrealized loss, the Company recorded $0 and $60,000 in the fiscal years ended September 30, 2008 and 2007, respectively, net of reclassification adjustments of $0 and  $379,000, respectively, and net of income taxes of $0 for each of the years ended September 30, 2008 and 2007.  At September 30, 2007, the Company recorded $379,000 in other-than-temporary impairment losses.  At September 30, 2008, the Company sold $607,000 of its investments in marketable securities, which realized the other-than-temporary impairment loss recorded for fiscal 2007 and resulted in further losses of $69,000. The Company invested the proceeds of these sales of marketable securities in mutual funds consisting solely of U.S. treasury securities in accordance with the Company’s newly adopted investment policy.

The Company has incurred recurring losses of $1,478,000 and $1,380,000 in fiscal years ended September 30, 2008 and 2007, respectively, resulting in aggregate losses of $2,858,000 over that two-year period.

Even though the net loss and the cash used in operating activities in fiscal 2008 was greater than fiscal 2007, the cash burn has shown improvement, on a quarterly basis, since the beginning of fiscal year 2008, reflecting a net use of $429,000 in the first quarter, $266,000 in the second quarter, $74,000 in the third quarter and $83,000 in the fourth quarter. The improvement of the cash burn was the result of management realigning priorities of our product lines, re-evaluating the performing product lines versus non-performing where the cost cutting measures were implemented. Going forward, based on this trend, we anticipate a continued reduction of our cash burn, which will result in positive cash flow. The net loss before non- cash expenses (realized gain/loss on securities, loss on disposal of property and equipment, impairment loss on securities and stock based compensation) amounted to $862,000.  Net cash used by operating activities amounted to $852,000.  Significant components of the difference included a $25,000 decrease in accounts receivable, which was related to the recovery of certain past due accounts of fiscal 2007 and a $22,000 increase in accounts payable related to legal expenses and the implementation of Section 404 of the Sarbanes-Oxley Act 2002 (SOX 404). The remaining difference in working capital related to changes in various current assets and liability balances.

The Company anticipates that its cash flow from operations, available cash and marketable securities will be sufficient to meet its anticipated financial needs for at least the next 12 months assuming that no significant downturn in its business occurs. There can be no guarantee that the Company will achieve this result, however and the Company may need to raise additional capital in the future or draw down in its available credit line. Such sources of financing might not be available on reasonable terms or at all. Failure to raise capital when needed could adversely impact the Company’s business, operating results and liquidity. If additional funds were raised through the issuance of equity securities, the percentage of ownership of existing stockholders would be reduced. Furthermore, these equity securities might have rights, preferences or privileges senior to the Company’s common stock. The Company’s Common stock is currently quoted on the over-the-counter bulletin board, which will make it more difficult to raise funds through the issuance of equity securities. These additional sources of financing may not be available on acceptable terms, if at all.

Our primary capital resource commitments at September 30, 2008 consist of capital and operating lease commitments, primarily for computer equipment, electrocardiogram terminals and for our corporate office facility.

Additionally we are exploring Joint Ventures, Acquisitions and other forms of strategic transactions, which might cause us to require additional capital. The Company plans to make use of its existing credit facility for such transactions. However there is no guarantee that the Company will be able to enter in such a transaction or that it would be at terms consistent with the available credit facility.

Item 7. Financial Statements

Notes to Financial Statements

Note B- Income Taxes, page F-10

Comment 3. We note the reconciliation provided in response to prior comment number 5. Considering that your deferred tax assets have a full valuation allowance offsetting them, it is unclear to us how you have a liability for unrecognized tax benefits. Please advise.

Response 3. The Company has determined that it has no unrecognized tax benefits as of September 30, 2008. As such, it is proposed that the following disclosures relating to income taxes be included prospectively in the Company’s quarterly filing on Form10-Q to be filed for the quarter ended June 30, 2009.

As of September 30, 2008, the Company had no unrecognized tax benefits. Our policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties totaled $0 in fiscal year 2008.

In connection with our responses to the comment letter, we acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosures in our filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or if we may be any further assistance, please do not hesitate to call me at (310) 258-5000.

Sincerely,

_______________________

/s/ Maurizio Vecchione

President and Chief Excutive Officer